UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

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Name: Fairholme VP Series Fund, Inc.

Address of Principal Business Office:

4400 Biscayne Blvd.
Miami, FL 33137

Telephone Number: (305) 358-3000

Name and address of agent for service of process:

Paul M. Miller
Seward & Kissel LLP
1200 G Street, Suite 350
Washington, D.C. 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes │_│                  No │X│

Item 1.

The exact name of Registrant is Fairholme VP Series Fund, Inc.

Item 2.

Formation under the laws of the State of Maryland as of October 14, 2010.

Item 3.

Registrant is a Corporation.

Item 4.

Registrant is a "management company" within the meaning of Section 4(3) of Investment Company Act of 1940, as amended (the "1940 Act").

Item 5.

(a)	Registrant is an "open-end company" within the meaning of Section 5(a) (1) of the 1940 Act.

(b)	Registrant is registering as a "non-diversified company" within the meaning of the Section 5 (b) (2) of the 1940 Act.

Item 6.

It is proposed that Fairholme Capital Management, L.L.C. will be Registrant's investment adviser.

Item 7.

Bruce R. Berkowitz	Sole Director	4400 Biscayne Blvd.
	President	Miami, FL 33137

At its upcoming organizational meeting, Registrant proposes to appoint two additional interested directors and four independent directors.

Item 8.

Not applicable.

Item 9.

(a) No. Registrant is not currently issuing and offering its securities directly to the public.

(b) Not applicable.

(c) No. Registrant does not presently propose to make a public offering of its securities.

(d) No. Registrant does not currently have any securities issued and outstanding.

(e) Not applicable.

Item 10.

Registrant does not currently have any assets.

Item 11.

No.

Item 12.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Miami and state of Florida on the 1st day of November, 2010.

FAIRHOLME VP SERIES FUND, INC.

	By:	/s/ Bruce R. Berkowitz
Name: Bruce R. Berkowitz
Title: President and Director

Attest:

/s/ Deborah A. Reperowitz
Name: Deborah A. Reperowitz
Title: General Counsel of Fairholme Capital Management, L.L.C.

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